SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13D-2(A)
PHILADELPHIA CONSOLIDATED HOLDING CORP.

(Name of Issuer)
COMMON STOCK, NO PAR VALUE

(Title of Class of Securities)
717528103

(CUSIP Number)
Tokio Marine Holdings, Inc.
Tokio Kaijo Nichido Building Shinkan
1-2-1, Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Attention: Kichiichiro Yamamoto
Group Leader, Strategic Planning Group
International Business Development Dept.
Tel No.: +81-3-3285-1902

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 22, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-g1(g), check the following box ☐.

Rule 13d-101

CUSIP No.	717528103	SCHEDULE 13D	Page	2	of	11

1	NAME OF REPORTING PERSON TOKIO MARINE HOLDINGS, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS:

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Japan

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		15,220,707*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,220,707*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the “Act”), the Reporting Person disclaims beneficial ownership of such shares, and this Statement shall not be construed as an admission that the Reporting Person is the beneficial owner of any securities covered by this Statement.

Item 1. SECURITY AND ISSUER.
     This Statement on Schedule 13D (the “Statement”) relates to the common stock, no par value per share, of Philadelphia Consolidated Holding Corp. (the “Company”), a corporation organized under Pennsylvania law. The Company’s principal executive offices are located at One Bala Plaza, Suite 100, Bala Cynwd, PA 19004.
Item 2. IDENTITY AND BACKGROUND.
     (a)-(c); (f) This Statement is filed by Tokio Marine Holdings, Inc., a Japanese corporation (“TM Holdings”), with the Securities and Exchange Commission (the “SEC”). The address and principal place of business of TM Holdings is 1-2-1 Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan. TM Holdings is the ultimate holding company of the Tokio Marine Group, which operates in the property and casualty insurance, reinsurance and life insurance sectors globally. For information required by General Instruction C to Schedule 13D with respect to the directors and executive officers of TM Holdings, reference is made to Exhibit A attached hereto and incorporated herein by reference.
     (d)-(e) Neither TM Holdings, nor, to the best of its knowledge, any person listed on Exhibit A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. Federal or State securities laws or finding any violation with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Each of James J. Maguire, James J. Maguire, Jr., Frances M. Maguire, Christopher J. Maguire, Timothy J. Maguire, Craig P. Keller and Sean S. Sweeney (together, the “Individual Shareholders”) and The Maguire Foundation, Trust for the Benefit of Christopher J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995, James J. Maguire 2004 Annuity Trust dated February 9, 2004, Trust for the Benefit of Tara M. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995, Trust for the Benefit of James J. Maguire, Jr. under the James J. Maguire 1995 Annuity Trust dated February 9, 1995, Trust for the Benefit of Timothy J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995, James J. Maguire, Jr. 2008 Annuity Trust dated May 30, 2008, James J. Maguire 2008 Annuity Trust dated July 1, 2008 (the “Trust Shareholders”, and together with the Individual Shareholders, the “Shareholders”), on the one hand, and TM Holdings, on the other hand, has entered into a Voting and Support Agreement (described in Item 4 of this Statement and copies of which are attached hereto as Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O and P) (collectively, the “Voting Agreements”) with respect to certain shares of the Company’s common stock beneficially owned by the Shareholders (the “Shares”). No shares of the Company’s common stock were purchased by TM Holdings pursuant to the Voting Agreements, and thus no funds were used for such purpose. Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O and P are specifically incorporated herein by reference in response to this Item 3.
Item 4. PURPOSE OF TRANSACTION.
     (a)-(j) The purpose of the entry by TM Holdings into the Voting Agreements covering the Shares to which this Statement relates is to facilitate the transactions contemplated by the Agreement and Plan of Merger, dated as of July 22, 2008, by and among TM Holdings and the Company, attached hereto as Exhibit Q (the “Merger Agreement”). An indirect wholly-owned subsidiary of TM Holdings (“Merger Sub”) is required to accede to the Merger Agreement. Except as otherwise provided in this Statement, capitalized terms that are used but not otherwise defined in this Statement shall have the meaning assigned to such terms in the Merger Agreement.
     Pursuant to Instructions for Cover Page (2) to Schedule 13D, the following is a description of the relationship among TM Holdings and the Shareholders under the Voting Agreements, but is not an affirmation by TM Holdings of the existence of a group for purpose of Section 13(d)(3) or Section 13(g)(3) of the Act or Rule 13d-5(b)(1) thereunder. Pursuant to Rule 13d-4 of the Act, TM Holdings disclaims beneficial ownership of the Shares.
     At the request of TM Holdings, the Shareholders entered into the Voting Agreements with TM Holdings. Pursuant to the Voting Agreements, each of the Shareholders generally agreed, among other things, to vote (or cause to be voted), in person or by proxy, or deliver a written consent (or cause a consent to be delivered) covering, all shares owned of record by the Shareholder or as to which the Shareholder has the power to vote, in each case as of the applicable record date, (i) in favor of adoption of the Merger Agreement and any other action of the Company’s shareholders requested by the Company in furtherance thereof, (ii) against any action, agreement or transaction submitted for approval of the shareholders of the Company that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Shareholder contained in the Voting Agreement; and (iii) against any Acquisition Proposal or any other action, agreement or transaction submitted for approval to the shareholders of the Company that could reasonably be expected to materially impede or interfere with, delay, postpone or materially and adversely affect the Merger, the Merger Agreement or the Voting Agreement.
     Each Shareholder has also agreed, if requested by TM Holdings, to grant TM Holdings an irrevocable proxy coupled with an interest to vote such Shareholder’s Shares as provided for in the applicable Voting Agreement if the Shareholder fails to vote as required by the applicable Voting Agreement for so long as the applicable Voting Agreement is in effect, and the Shareholder will take such further action or execute such other instruments as may be reasonably necessary to effectuate the intent of such proxy.
     Each Voting Agreement will terminate upon the earlier to occur of (i) the date and time at which, in the Shareholders Meeting or any other meeting of the Shareholders of the Company, a vote is taken regarding the adoption of the Merger Agreement and a quorum is present, and (ii) the date and time of termination of the Merger Agreement. Pursuant to the Voting Agreements, the Shareholders also have a right to terminate the Voting Agreements if the Merger Agreement is amended to decrease the consideration paid for the Shares in the Merger.
     The Merger Agreement provides, among other things, for Merger Sub to be merged with and into the Company (the “Merger”).
     Consummation of the Merger is subject to various conditions, including: (i) receipt of the approval of the shareholders of the Company; (ii) receipt of requisite regulatory approvals from the Florida Office of Insurance Regulation, the Commonwealth of Pennsylvania Insurance Department, the Japan Financial Services Agency and other regulatory authorities; and (iii) satisfaction of certain other conditions.
     After the effective time of the Merger, TM Holdings intends to cause the Company’s common stock to be delisted from the NASDAQ, and may take any one or more of the other actions described in the instructions to Item 4 of Schedule 13D.
     The foregoing descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O, P and Q, respectively. Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O, P and Q are specifically incorporated herein by reference in answer to this Item 4.
     Except as set forth in this Statement, the Voting Agreements and the Merger Agreement, neither TM Holdings nor, to the best of its knowledge, any of the individuals named in Exhibit A hereto, has any plans or proposals that relate to or that would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) As a result of the Voting Agreements, TM Holdings may be deemed to have beneficial ownership of an aggregate of up to 15,220,707 shares of the Company’s common stock, which constitute, based on representations by the Company in the Merger Agreement as to its capitalization, approximately 21.3% of the outstanding shares of voting stock of the Company. Each Voting Agreement provides that the Shareholder may transfer up to 15% of its shares to one or more charitable organizations described in Section 170(c) of the Internal Revenue Code. If each Shareholder were to exercise this option, the number of shares of the Company’s common stock deemed to beneficially owned by TM Holdings could be decreased to 12,937,600 shares, or approximately 18.1% of the outstanding shares of voting stock of the Company. TM Holdings, however, hereby disclaims beneficial ownership of the Shares, and this Statement shall not be construed as an admission that TM Holdings, for any or all purposes, is the beneficial owner of the Shares. For purposes of this Statement, TM Holdings included all Shares that are subject to options to purchase the Company’s common stock and SARs payable in shares of common stock of the Company in each calculation of the number of Shares that may be deemed to be beneficially owned by TM Holdings in connection with the Voting Agreements (as well as in the number of outstanding shares of voting stock of the Company) because TM Holdings does not have current information about which of such options are exercisable within 60 days.
     Other than as provided above, neither TM Holdings, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, owns or has any right to acquire, directly or indirectly, any shares of the Company’s common stock.
     (b) Pursuant to the Voting Agreements, TM Holdings may be deemed to have shared power to vote (i) 10,319,907 shares with James J. Maguire, (ii) 834,511 shares with James J. Maguire, Jr., (iii) 8,457,530 shares with Frances M. Maguire, (iv) 786,340 shares with Christopher J. Maguire, (v) 589,000 shares with Timothy J. Maguire, (vi) 25,440 shares with Craig P. Keller , (vii) 284,227 shares with Sean S. Sweeney, (viii) 824,798 shares with The Maguire Foundation, (ix) 299,448 shares with Trust for the Benefit of Christopher J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995, (x) 989,836 shares with James J. Maguire 2004 Annuity Trust dated February 9, 2004, (xi) 287,448 shares with Trust for the Benefit of Tara M. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995, (xii) 332,448 shares with Trust for the Benefit of James J. Maguire, Jr. under the James J Maguire 1995 Annuity Trust dated February 9, 1995, (xiii) 315,998 shares with Trust for the Benefit of Timothy J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995, (xiv) 96,842 shares with James J. Maguire, Jr. 2008 Annuity Trust dated May 30 2008 and (xv) 200,000 shares with James J. Maguire 2008 Annuity Trust dated July 1, 2008. Certain of the Individual Shareholders in their capacities as trustees or foundation officers or directors have sole or shared rights to direct the voting of the shares of common stock of Company held by the Trust Shareholders. In some cases, the Trust Shareholders hold the Shares for the benefit of persons or entities that are not parties to any Voting Agreement. Because of certain shared voting rights among the Shareholders with respect to the Shares, the aggregate number of Shares that may be deemed to be beneficially owned by TM Holdings in connection with the Voting Agreements is less than the arithmetic sum of the foregoing amounts. TM Holdings, however, (i) is not entitled to any rights as a shareholder of the Company as to the Shares and (ii) disclaims any beneficial ownership of the Shares.
     The information required by Item 2 relating to the Shareholders is set forth in Exhibit R.
     (c) Except with respect to the transactions contemplated by each of the Voting Agreements and the Merger Agreement, neither TM Holdings, nor, to the best of its knowledge, any of the persons listed on Exhibit A hereto, has effected any transaction in the Company’s common stock during the past 60 days. The descriptions of the transactions contemplated by the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O, P and Q, respectively. Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O, P and Q are specifically incorporated herein by reference in answer to this Item 5.

     (d) Except as set forth in this Item 5, no other person is known by TM Holdings to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock of the Company that may be deemed to be beneficially owned by TM Holdings as provided for herein.
     (e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     See “Item 4. Purpose of Transaction” for description of the Voting Agreements and the Merger Agreement, which are qualified in their entirety by reference to the respective agreements, copies of which are filed as Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O, P and Q, respectively. Exhibits B, C, D, E, F, G, H, I, J, K, L, M, N, O, P and Q are specifically incorporated herein by reference in answer to this Item 6.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

Exhibit A	Directors and Executive Officers of Tokio Marine Holdings, Inc.

Exhibit B	Voting and Support Agreement, dated as of July 22, 2008, between Tokio Marine Holdings, Inc. and James J. Maguire

Exhibit C	Voting and Support Agreement, dated as of July 22, 2008, between Tokio Marine Holdings, Inc. and James J. Maguire, Jr.

Exhibit D	Voting and Support Agreement, dated as of July 22, 2008, between Tokio Marine Holdings, Inc. and Frances M. Maguire.

Exhibit E	Voting and Support Agreement, dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Christopher J. Maguire

Exhibit F	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Timothy J. Maguire

Exhibit G	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Craig P. Keller

Exhibit H	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Sean S. Sweeney

Exhibit I	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and The Maguire Foundation

Exhibit J	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of Christopher J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit K	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and James J. Maguire 2004 Annuity Trust dated February 9, 2004

Exhibit L	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of Tara M. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit M	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of James J. Maguire, Jr. under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit N	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of Timothy J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit O	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and James J. Maguire, Jr. 2008 Annuity Trust dated May 30, 2008

Exhibit P	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and James J. Maguire 2008 Annuity Trust dated July 1, 2008

Exhibit	Description

Exhibit Q	Agreement and Plan of Merger, dated as July 22, 2008, by and among Tokio Marine Holdings, Inc., Tokio Marine Investment (Pennsylvania) Inc. and Philadelphia Consolidated Holding Corp.

Exhibit R	Information Regarding the Shareholders Required by Item 2.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 31, 2008

TOKIO MARINE HOLDINGS, INC.
By	/s/ Shuzo Sumi
	Name:	Shuzo Sumi
	Title:	President

EXHIBIT INDEX

Exhibit	Description

Exhibit A	Directors and Executive Officers of Tokio Marine Holdings, Inc.

Exhibit B	Voting and Support Agreement, dated as of July 22, 2008, between Tokio Marine Holdings, Inc. and James J. Maguire,

Exhibit C	Voting and Support Agreement, dated as of July 22, 2008, between Tokio Marine Holdings, Inc. and James J. Maguire, Jr.

Exhibit D	Voting and Support Agreement, dated as of July 22, 2008, between Tokio Marine Holdings, Inc. and Frances M. Maguire.

Exhibit E	Voting and Support Agreement, dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Christopher J. Maguire

Exhibit F	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Timothy J. Maguire

Exhibit G	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Craig P. Keller

Exhibit H	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Sean S. Sweeney

Exhibit I	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and The Maguire Foundation

Exhibit J	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of Christopher J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit K	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and James J. Maguire 2004 Annuity Trust dated February 9, 2004

Exhibit L	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of Tara M. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit M	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of James J. Maguire, Jr. under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit N	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and Trust for the Benefit of Timothy J. Maguire under the James J. Maguire 1995 Annuity Trust dated February 9, 1995

Exhibit O	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and James J. Maguire, Jr. 2008 Annuity Trust dated May 30, 2008

Exhibit P	Voting and Support Agreement dated as of July 22, 2008 between Tokio Marine Holdings, Inc. and James J. Maguire 2008 Annuity Trust dated July 1, 2008

Exhibit	Description

Exhibit Q	Agreement and Plan of Merger, dated as July 22, 2008, by and among Tokio Marine Holdings, Inc., Tokio Marine Investment (Pennsylvania) Inc. and Philadelphia Consolidated Holding Corp.

Exhibit R	Information Regarding the Shareholders Required by Item 2.